Correspondence

Cardio Diagnostics Holdings Inc 311 W Superior St, Ste 444 Chicago, IL 60654 (855) 226 9991 info@cardiodiagnosticsinc.com www.cardiodiagnosticsinc.com

May 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Attention: Bonnie Baynes, Angela Connell

Re:	Cardio Diagnostics Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-41097

Set forth below is the response of Cardio Diagnostics Holdings, Inc. (the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2025, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 (No. 001-41097), which was filed with the Commission on March 20, 2025 (the “Form 10-K”).

For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 8. Financial Statements and Supplemental Data

Note 3 – Summary of Significant Accounting Policies, page F-7

1.	We note your response and proposed disclosure to prior comment five and reissue our comment in part. Please confirm that your future filings will include the ASC 280-10-50 disclosure requirements to provide your measure of segment profit/loss, significant segment expense, and other requirements that may be applicable to your single operation segment.

RESPONSE:

The Company filed its Form 10-Q for the quarterly period ended March 31, 2025 on May 15, 2025. The Company included in that filing, and will include in subsequent filings, the segment disclosures required by ASC 280-10-50, as amended by ASU 2023-07. The applicable portion of Note 2 to the Company’s Form 10-Q for the quarterly period ended March 31, 2025 reads as follows:

Segments

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), who is our chief executive officer, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results solely by monthly revenue and operating results of the Company and, as such, the Company has determined that the Company has one operating segment as defined by ASC Topic 280 “Segment Reporting”.

One hundred percent of the Company’s revenues are generated from products testing for major types of cardiovascular disease, and therefore the Company has one operating segment for financial reporting purposes. The Company’s principal products are its Epi+Gen CHD and PrecisionCHD tests. Epi+Gen CHD assesses the risk for a coronary heart disease event, including a heart attack, in the next three years. PrecisionCHD aids in diagnosing and managing coronary heart disease. The tests can be paid for by provider organizations, patients, and/or employers. Customers are generally charged for tests utilized for the minimum committed test volume and the pricing can vary based on organization type, size and volume.

Reportable segment information is presented below:

	March 31,	December 31,
	2025	2024
Current Segment assets
Cash	$9,688,719	$7,827,487
Accounts receivable	9,552	18,612
Prepaid expenses and other current assets	837,222	944,683

Total current segment assets	10,535,493	8,790,782

Long-term segment assets
Property and equipment, net	640,992	672,861
Right of use assets, net	390,171	432,397
Intangible assets, net	1,333	5,333
Deposits	12,850	12,850
Patent costs, net	701,279	701,089

Total segment assets	$12,282,118	$10,615,312

The accounting policies of the product testing segment are the same as those described in the summary of significant accounting policies.  The measure of segment assets is reported on the balance sheet as total consolidated assets.

Reportable segment operating results are presented below:

	Three Months Ended March 31,
Revenue	2025	2024
Product Test sales	$940	$15,928
Total Segment Revenue	$940	$15,928

Segment Operating expenses
Payroll and related costs	$601,046	$2,935,775
Rent and facility expense	66,393	41,555
Legal and professional expense	301,520	349,737
Consulting and contractor expense	160,802	222,778
Insurance expense	156,567	181,737
Filing fees expense	20,131	75,153
Transfer agent expense	6,382	13,566
Software and web computing expense	78,591	72,213
Board compensation expense	49,612	50,000
Investor relations expense	3,750	61,095
Other segment items (a)	97,248	120,332
Research and development expense	2,200	10,840
Sales and marketing expense	41,820	34,402
Amortization expense	45,438	4,793
Interest expense, net	4,504	5,536
Total Segment Net Income	$(1,635,064)	$(4,163,584)

(a)	Other segment items included in segment net income include shipping expense, taxes expense, subscription fees expense, bank fees expense and other overhead expense.

The Company will incorporate similar disclosure regarding its single operating segment in its future periodic reports.

On behalf of the Company and its management, I acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct any questions that you may have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact Elisa Luqman at eluqman@cdio.ai.

Very truly yours,

CARDIO DIAGNOSTICS HOLDINGS, INC.

By: /s/ Elisa Luqman________________________
Name: Elisa Luqman
Title: Chief Financial Officer